December 6, 2021

Michael Henderson and Robert Klein

Division of Corporation Finance

Office of Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Bar Harbor Bankshares

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed on March 10, 2021

File No. 001-13349

Dear Mr. Henderson and Mr. Klein:

We are hereby submitting to the staff (Staff) of the Securities and Exchange Commission this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated November 24, 2021 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 10, 2021.

The Staff’s comment is repeated below in bold italics and is followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 10-K.

Form 10-K filed on March 10, 2021.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Policies and Accounting Estimates, and Recent Accounting Pronouncements, page 48.

We note your disclosure of your critical accounting policies, which refers to the Notes to the Consolidated Financial Statements for information regarding your significant accounting policies. In future filings, please revise your disclosures to discuss qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations, as well as a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying the calculations. We also note that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. We refer you to Section V of SEC Release No. 33-8350 and Item 303(b) of Regulation S-K.

RESPONSE: Going forward, the Company will revise its disclosures to discuss qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations. The disclosures will include a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying the calculations. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. In preparing the Company’s consolidated financial statements, management is required to make significant estimates and assumptions that affect assets, liabilities, revenues, and expenses reported. Our disclosures will be revised to discuss the qualitative and quantitative information necessary to understand these estimations and assumptions and not duplicate what is already described in the accounting policies.

We appreciate your feedback and these changes will be reflected in our upcoming 10-K for the year ended December 31, 2021. If you have any questions regarding the 10-K, please contact me by telephone at 207-288-9343 or via email at jiannelli@barharbor.bank.

Sincerely,

Josephine Iannelli

Chief Financial Officer and Treasurer